EXHIBIT 18
                                             ALLEGHANY FUNDS
                                      (FORMERLY KNOWN AS CT&T FUNDS)

                                           MULTIPLE CLASS PLAN
                                          PURSUANT TO RULE 18f-3

Alleghany Funds (formerly known as CT&T Funds) (the "Fund") hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"), which sets forth the separate distribution arrangements and expenses allocations of each of classes of the series of the Fund's shares.

CLASS CHARACTERISTICS

         Each class of shares will represent interest in the same portfolio of investments of a series of the Fund, and be identical in all respects to each other class, except as set forth below.

Retail Class: Retail Class shares will not be subject to an initial sales charge or a contingent deferred sales charge and will have a Rule 12b-1 plan with a fee of .25% of average daily net assets. Retail Class shares would be offered to investors with a minimum initial investment of $2,500 (or as may from time-to-time be provided in the Prospectus).

     Class I: Class I shares will not be subject to an initial sales charge or a contingent deferred sales chare or a Rule 12b-1 fee. Class I shares would be offered to investors with a minimum investment of $5 million. The balances of Fund accounts of a financial consultant's clients may be aggregated in determining whether the $5 million minimum investment has been met. In addition, this aggregation may be applied to the accounts of immediate family members (i.e., a person's spouse, parents, children, siblings and in-laws) and to the related accounts of a corporation or other legal entity. The Fund may waive the minimum initial investment by obtaining a letter of intent, evidencing an intent to meet the stated minimum investment in a specified period of time. Trustees of the Trust and employees of the Investment Advisor and its affiliates may purchase Class I shares for their personal accounts.

         The only differences among the various classes of shares of the same series of the Fund will relate solely to: (a) distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto), which will be borne solely by shareholders of such class or classes; (b) different class expenses, which will be limited to the following expenses determined by the Trustees to be attributable to a specific class of shares: (i) printing and postage expenses related to preparing and distribution materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific class;
(ii) Securities and Exchange Commission registration fees and state "blue sky" fees incurred by a specific class; (iii) litigation or other legal expenses relating to a specific class; (iv) Trustee fees or expenses incurred as a result of issues relating to a specific class; and (v) accounting expenses relating to a specific class; (voting rights related to any Rule 12b-1 Plan affecting a specific class of shares; (c) different transfer agency fees attributable to a specific class; (d) exchange privileges; and (e) class names or designations. Any additional incremental expenses not specifically identified above that are subsequently identified and determine to be properly applied to one class of shares of any series of the Fund shall be so applied to one class of shares of a series of the Fund upon approval by a majority of the Trustees, including a majority of Trustees who are not interested persons of the Fund.

INCOME AND EXPENSE ALLOCATION

         Certain expenses attributable to the Fund, and not to a particular series will be borne by each class on the basis of the relative aggregate net assets of the series. Expenses that are attributable to a particular series, but not to a particular class thereof, will be borne by each class of such series on the basis of relative net assets of the classes. Notwithstanding the foregoing, the investment manager or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

         A class of shares may bear expenses that are directly attributable to such class as set forth above.

DIVIDENDS AND DISTRIBUTIONS

         Dividends and other distributions paid by a series of the Fund to each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that any distribution fees, service fees and class expenses allocated to a class will be borne exclusively by that class.

EXCHANGES AND CONVERSIONS

         Shares of any series of the Fund will be exchangeable with shares of the same class of shares of another series of the Fund to the extent such shares are available. Exchanges will comply with all applicable provisions of Rule 11a-3 under the 1940 Act. Shares will not convert into shares of another class.

GENERAL

         Any distribution arrangement of the Fund, including distribution fees pursuant to Rule 12b-1 under the 1940 Act, will comply with Article III, Section 26 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

         Any material amendment to this Plan must be approved by a majority of the Board of Trustees of the Fund, including a majority of those Trustees who are not interested persons of the Fund.

Date:    March 15, 1996
As Amended June 18, 1998



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